Jane K. Storero Vice President, Corporate Governance Secretary & Assistant Treasurer	701 Ninth Street, NW Washington, DC 20068 202-872-3487

September 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	William H. Thompson
Ta Tanisha Meadows
Adam Phippen

Re:	Pepco Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 25, 2014
File No. 001-31403

Ladies and Gentlemen:

This letter is being submitted by Pepco Holdings, Inc. (PHI) to confirm the telephone conversation held with Ta Tanisha Meadows on September 18, 2014. In our discussion, Ms. Meadows approved PHI providing you with a response to your comments not later than close of business on October 13, 2014. We appreciate the Staff’s assistance with this matter.

If you have any questions regarding this letter, please do not hesitate to call me at 202-872-3487.

Sincerely,

/s/ Jane K. Storero

Jane K. Storero Vice President, Corporate Governance
Secretary and Assistant Treasurer